UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form *CIA:* Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Revival Rugs Inc

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 1, 2017

Physical address of issuer
2201 Broadway 4th Floor, Oakland CA 94612

Website of issuer
www.revivalrugs.com

Current number of employees
23

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$11,679,088	$8,975,471
Cash & Cash Equivalents	$1,322,350	$3,544,997
Accounts Receivable		
Short-term Debt	$6,828,545	$2,237,369
Long-term Debt	$372,983	$2,452,398
Revenues/Sales	$50,754,823	$27,200,167
Cost of Goods Sold	$25,966,095	$14,542,288
Taxes Paid	$0	$0
Net Income	-$3,983,592	-$2,638,958

FORM C-AR

Revival Rugs Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Revival Rugs Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.Revival Rugskids.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Ruic 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 9th 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject lo risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future pe1formance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risk, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions. You should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions

prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible fur the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Revival Rugs Inc (the "Company") is a Delaware Corporation, formed on May 1st, 2017.

The Company is located at 2201 Broadway, 4th Floor, Oakland CA, 94612

The Company's website is www.revivalrugs.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Revival Rugs is an e-commerce company that designs and sells rugs with a focus on direct-to-consumer sales. Through its operations in the U.S., India and Turkey, the Company is able to control most of its supply chain and sell high quality, handmade rugs at competitive prices. The Company offers rugs ranging from petite to extra large in a series of constructions and styles, with special emphasis on machine washable and one-of-a-kind rugs.

RISK FACTORS

Risks Related to the Company's Business and Industry

Dependence on Skilled Personnel and Management

Revival Rugs Inc.'s ability to execute its business strategy depends on the experience and expertise of its management team and key employees. Recruiting and retaining qualified personnel, including artisans, designers, and supply chain professionals, is essential to sustaining growth and product quality. The failure to attract or retain these individuals could disrupt operations, delay product development, or weaken the Company's ability to compete effectively in the e-commerce home décor market.

Competition in the Home Goods and E-Commerce Industry

The home goods and furnishings market is highly competitive, with numerous established retailers, both online and offline. Revival Rugs competes with large multinational companies as well as smaller boutique brands that sell rugs and home décor through similar online platforms. Many of these competitors have significantly greater financial, technological, and marketing resources, which may enable them to offer lower prices or faster delivery times. As a result, there can be no assurance that Revival Rugs will be able to maintain its market share or pricing levels in the face of increasing competition.

Reliance on International Supply Chain and Artisanal Production

Revival Rugs sources and produces many of its handmade rugs through artisan partners in India and Turkey. The Company's ability to maintain consistent product quality and supply depends on the stability of its relationships with these artisans and suppliers. Political instability, trade restrictions, natural disasters, or logistical challenges in these regions could disrupt the supply chain, increase costs, and limit inventory availability. Such interruptions could materially impact revenues, profitability, and customer satisfaction.

Economic Conditions and Consumer Spending

Demand for Revival Rugs' products is closely tied to general economic conditions and consumer discretionary spending. Economic downturns, inflationary pressures, or reduced consumer confidence in the United States or other markets could adversely affect sales and margins. As rugs are non-essential home décor items, periods of economic instability may lead to reduced demand for Revival Rugs' products and services.

Data Security and Privacy Risks

As an e-commerce business, Revival Rugs collects and stores sensitive customer information, including payment details and personal data. A data breach or cyberattack could result in unauthorized disclosure of customer information, damage to the Company's reputation, and legal liabilities. Despite the Company's cybersecurity measures, no system is immune to such risks. Any significant breach could disrupt operations, undermine

customer trust, and negatively affect financial performance.

Dependence on Key Personnel

The success of Revival Rugs depends on the continued leadership and vision of its executive management team. The loss of any key executive could have a material adverse effect on the Company's ability to execute its strategy, maintain supplier relationships, and sustain brand growth. The Company currently does not maintain key person insurance for its executives.

Need for Additional Capital

The Company's growth strategy may require additional financing to expand marketing, logistics, and production capabilities. There is no assurance that Revival Rugs will be able to raise such funds on favorable terms or at all. Failure to secure sufficient capital may limit the Company's ability to scale operations, introduce new product lines, or improve technology infrastructure, potentially hindering long-term growth.

Taxation and Regulatory Risks

Revival Rugs operates across multiple jurisdictions, including the United States, India, and Turkey, each with distinct tax and regulatory regimes. Changes in import duties, sales tax obligations, or international trade regulations could increase operating costs. In addition, compliance with e-commerce, labor, and data privacy laws requires significant administrative oversight and could expose the Company to penalties if not properly managed.

Technological and Consumer Behavior Changes

The e-commerce landscape evolves rapidly due to changes in technology and consumer behavior. Failure to adapt to emerging online marketing platforms, shifts in consumer preferences, or innovations in digital retailing could impair Revival Rugs' ability to attract and retain customers. Investments in website functionality, logistics software, and user experience design are critical to maintaining competitiveness in a crowded online marketplace.

Operational and Logistical Risks

The Company's direct-to-consumer model relies on efficient order fulfillment, inventory management, and global shipping logistics. Disruptions caused by transportation delays, customs bottlenecks, or carrier reliability could impact delivery times and customer satisfaction. Additionally, fluctuations in freight costs and fuel prices could negatively affect profit margins.

Seasonality and Consumer Trends

Consumer demand for home decor products, including rugs, tends to fluctuate with housing trends, seasonal redecorating patterns, and holidays. As a result, the Company's revenue may vary from quarter to quarter. A failure to anticipate or respond to these trends could adversely affect results of operations and inventory management.

Unforeseen Risks

In addition to the risks identified above, Revival Rugs may be subject to unforeseen risks not currently known to management. Such risks could arise from changes in market dynamics, macroeconomic conditions, or other factors beyond the Company's control. Investors should carefully consider all potential risks when evaluating an investment in the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Revival Rugs is an e-commerce company that designs and sells rugs with a focus on direct-to-consumer sales. Through its operations in the U.S., India and Turkey, the Company is able to control most of its supply chain and sell high quality, handmade rugs at competitive prices. The Company offers rugs ranging from petite to extra large in a series of constructions and styles, with special emphasis on machine washable and one-of-a-kind rugs.

Business Plan

Revival Rugs operates as a direct-to-consumer e-commerce company focused on vintage and freshly woven artisanal rugs. Our model emphasizes transparency in sourcing, bypassing traditional middlemen to reduce markups and pass value to consumers. We curate one-of-a-kind vintage rugs (30–100 years old) and produce new limited-edition collections in collaboration with artisan partners, and larger factories in Turkey, India, and Morocco.

To sustain growth, Revival Rugs is likely to continue scaling its direct sourcing relationships, broadening product categories, enhancing digital tools and consumer experience, and optimizing logistics and fulfillment.

The Company's Products

The Company offers variety of rugs from washable, vintage, and wool rugs to outdoor and kitchen rugs. Our business model ranges across four channels: D2C, 3rd Parties, Design Trade Focus, and Brick & Mortal. We are strategically expanding sales channels as we scale, building out our 3rd Party and Design Trade presence first before brick & mortal. Our products are anchored by teams in seven locations internationally.

Competition

The Company's primary competitors whose main offerings are rugs include Ruggable, RugsUSA, and Tumble. Other major e-commerce businesses such as Wayfair and Williams-Sonoma (West Elm) offer a wide range of home goods products including rugs. Large retailers can compete on scale and pricing while Revival Rugs focuses in artisan relationships, vintage and crafted rugs, transparency in supply chain, and design curation. We differentiate via storytelling, customization, and aesthetic branding.

Supply Chain and Customer Base

The Company sources its goods from Turkey, Morocco, and India. The Company's success depends on maintaining good relationships with its suppliers.

The Company's customers are individuals primarily based in urban cities and suburbs throughout the United States.

Intellectual Property
None

Governmental/Regulatory Approval and Compliance

No effects anticipated

Litigation

None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Full Name	Title	Educational Background	Experience
Benjamin Hyman	Chief Executive Officer	MBA – NYU Stern School of Business MA – Johns Hopkins SAIS BA – University of Toronto	Strategy Manager – Samsung Electronics Growth – PayJoy Cofounder - Brooklinen

Kurtulus Korkmaz	Chief Operating Officer	MBA – INSEAD BS – Istanbul Technical University	Cofounder – Blueground Engagement Manager – Samsung Electronics Category Manager - Vodafone

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Full Name	Title	Educational Background	Experience
Benjamin Hyman	Chief Executive Officer – President & Secretary	MBA – NYU Stern School of Business MA – Johns Hopkins SAIS BA – University of Toronto	Strategy Manager – Samsung Electronics Growth – PayJoy Cofounder - Brooklinen

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 22 employees in five states within the USA. The break-down of employees by state is presented below:

State	# of Employees
California	11
New York	7
Tennessee	2
Michigan	1
Texas	1
South Carolina	1

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock

Amount outstanding	9,461,693 units
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights

Type of security	Common Warrant Block
Amount outstanding	412,531 units
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Warrants or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Warrants or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Options to Purchase Common Stock
Amount outstanding	2,169,036 units
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF

Type of security	SAFE's Terms
Amount outstanding	$1,335,001
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Crowd SAFE
Amount outstanding	$170,750
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Gynger
Amount outstanding	$1,464,008
Interest rate and payment schedule	Fixed Fee, 180 days
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	Various
Other material terms	None

Type of debt	Line of Credit
Name of creditor	Wayflyer
Amount outstanding	$3,821,268
Interest rate and payment schedule	Fixed Fee, daily payments
Amortization schedule	Daily Repayments
Describe any collateral or security	None
Maturity date	8/31/2025 (est.)
Other material terms	None

Type of debt	Line of Credit
Name of creditor	Wayflyer
Amount outstanding	$249,432
Interest rate and payment schedule	Fixed Fee
Amortization schedule	Daily Repayments
Describe any collateral or security	None
Maturity date	4/30/2025 (est.)

Other material terms	None

Type of debt	Line of Credit
Name of creditor	Wayflyer
Amount outstanding	$226,666
Interest rate and payment schedule	Fixed Fee
Amortization schedule	Daily Repayments
Describe any collateral or security	None
Maturity date	5/31/2025 (est.)
Other material terms	None

Type of debt	Line of Credit
Name of creditor	Wayflyer
Amount outstanding	$256,665
Interest rate and payment schedule	Fixed Fee
Amortization schedule	Daily Repayments
Describe any collateral or security	None
Maturity date	6/30/2025 (est.)
Other material terms	None

Type of debt	Line of Credit
Name of creditor	Wayflyer
Amount outstanding	$416,667
Interest rate and payment schedule	Fixed Fee
Amortization schedule	Daily Repayments
Describe any collateral or security	None
Maturity date	7/31/2025 (est.)
Other material terms	None

Type of debt	Line of Credit
Name of creditor	Drip Capital
Amount outstanding	$393,853
Interest rate and payment schedule	Fixed fee, 120 days

Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	Various
Other material terms	None

Type of debt	Notes (Including Accrued Interest)
Name of creditor	Friends & Family Note
Amount outstanding	$372,983
Interest rate and payment schedule	20%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	7/31/25
Other material terms	None

The total amount of outstanding debt of the company is $7,201,528.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE's Terms		$1,335,001	Operations	04/2021 – 04/2022	
Crowd SAFE		$170,750	Operations	3-17-2023	Regulation CF

Ownership

Revival Rugs is owned by Benjamin Hyman. Smaller shareholders include Kurtulus Korkmaz, Michael Bretholz, and other current employees and investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Benjamin Hyman	48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements arc attached hereto as Exhibit A.

Operations

Revival Rugs intends to achieve profitability in the next 12 months by building out our data architecture and testing framework to make better decisions, diversifying our marketing channel mix to expand the funnel, and optimizing our shipping and fulfillment approach to reduce costs. We will also expand our product lineup by broadening our washables offering to support revenue growth and margin expansion.

Liquidity and Capital Resources

As December 31st, 2024, the Company's Cash and Cash Equivalents is $1,322,350. We intend to secure more cash via short-term debts and short-term line of credit to support cash flow operations. Additionally, the Company plan to obtain more capital from new investors in the next year.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation lJ promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has no outstanding Loans due to or from any related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF§ 227.202 in the past.

Bad Actor Disclosure

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Benhamin Hyman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Revival Rugs Inc
Profit and Loss
January – December 2024

	Jan-24	Feb-24	Mar-24	Apr-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24	2024
Revenue													
Gross Sales	4,790,766	4,162,159	3,263,187	5,469,205	5,106,812	3,818,146	5,771,587	5,436,652	6,942,617	7,435,846	7,405,578	6,933,254	66,535,809
Discounts	(386,618)	(501,824)	(227,245)	(493,436)	(549,399)	(207,588)	(576,400)	(541,517)	(612,228)	(980,131)	(1,118,455)	(939,483)	(7,134,324)
Returns	(708,383)	(621,727)	(478,629)	(819,791)	(750,197)	(564,077)	(764,048)	(716,074)	(914,427)	(788,217)	(785,237)	(735,856)	(8,646,663)
Total Revenue	**3,695,765**	**3,038,608**	**2,557,313**	**4,155,977**	**3,807,216**	**3,046,480**	**4,431,139**	**4,179,062**	**5,415,963**	**5,667,499**	**5,501,886**	**5,257,915**	**50,754,823**
Cost of Goods Sold													
Cost of Goods Sold	1,074,483	945,502	404,747	1,461,321	1,506,327	999,604	1,360,630	1,651,650	1,873,128	2,050,983	1,817,300	1,881,775	17,027,450
Other Cost of Goods Sold	83,427	103,695	100,131	107,869	124,785	100,963	121,294	141,849	160,500	161,911	190,159	147,396	1,543,982
Shipping, Freight and Delivery	422,704	611,940	408,808	566,688	587,503	540,027	756,475	620,795	671,677	841,207	736,009	630,831	7,394,664
Cost of Goods Sold	**1,580,614**	**1,661,137**	**913,686**	**2,135,879**	**2,218,615**	**1,640,595**	**2,238,399**	**2,414,294**	**2,705,306**	**3,054,101**	**2,743,468**	**2,660,003**	**25,966,095**
Gross profit	**2,115,150**	**1,377,471**	**1,643,627**	**2,020,098**	**1,588,602**	**1,405,885**	**2,192,740**	**1,764,768**	**2,710,657**	**2,613,397**	**2,758,418**	**2,597,912**	**24,788,727**
Expenses													
Advertising & Marketing	918,975	851,022	1,014,510	1,186,930	1,433,956	1,191,659	1,363,583	1,436,307	1,752,828	1,811,966	1,792,417	1,434,608	16,188,761
Warehouse Expenses	234,863	244,957	252,793	246,134	229,499	248,069	263,032	233,255	298,191	251,941	310,607	303,929	3,117,268
Salaries and Wages	295,441	282,207	280,990	279,731	297,185	295,961	322,064	323,141	320,279	347,127	285,945	285,704	3,615,776
Travel and Entertainment	12,679	1,053	344	2,197	1,225	865	-	447	2,504	3,316	3,421	6,215	34,266
Rent & Lease Expenses	22,423	22,423	22,449	22,423	22,887	22,887	19,489	26,285	23,282	6,608	6,579	6,579	224,315
Contractor Expenses	9,744	5,590	4,246	13,787	11,614	9,306	8,657	653	1,761	9,804	10,329	14,398	99,888
Legal & Professional Services	22,708	24,127	45,601	28,361	40,680	37,670	72,644	63,091	58,442	50,874	36,252	57,106	537,558
Subsidiary Expenses	109,335	120,932	113,663	117,545	110,836	131,866	134,325	140,332	140,575	140,373	160,728	161,317	1,581,827
Misc Expenses	64,282	64,340	72,115	75,265	81,455	72,952	121,679	99,203	102,840	162,104	84,874	127,217	1,128,325
Depreciation	15,878	16,708	17,372	18,385	19,391	19,422	20,439	20,931	22,397	23,417	24,408	24,254	243,003
Other Income and Expenses	77,395	65,002	70,593	74,867	93,777	115,638	168,267	529,720	225,156	239,945	178,565	162,405	2,001,332
Expenses	**1,783,724**	**1,698,362**	**1,894,676**	**2,065,625**	**2,342,504**	**2,146,295**	**2,494,180**	**2,873,365**	**2,948,255**	**3,047,476**	**2,894,126**	**2,583,731**	**28,772,319**
Net Income	**331,426**	**(320,891)**	**(251,049)**	**(45,526)**	**(753,903)**	**(740,410)**	**(301,440)**	**(1,108,597)**	**(237,597)**	**(434,079)**	**(135,708)**	**14,181**	**(3,983,592)**

Revival Rugs Inc
Balance Sheet
January – December 2024

	Jan-24	Feb-24	Mar-24	Apr-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24
Cash & Cash Equivalents	1,852,494	1,662,112	2,505,212	2,186,657	1,306,858	1,327,749	5,147,907	2,445,078	1,787,542	1,558,844	2,892,992	1,322,350
Inventory	4,383,022	6,786,567	7,496,854	9,335,937	8,907,293	9,806,155	10,026,417	9,226,898	8,563,567	8,449,589	7,706,876	8,652,636
Prepaids	620,281	446,624	542,300	853,411	678,400	675,646	667,769	703,770	813,710	635,161	476,835	715,549
Total Current Assets	6,855,798	8,895,303	10,544,365	12,376,005	10,892,551	11,809,551	15,842,093	12,375,745	11,164,820	10,643,595	11,076,702	10,690,535
PP&E	517,247	531,178	562,577	580,660	597,910	609,718	628,064	637,196	667,577	682,062	694,485	709,617
Other Long-Term Assets	330,573	330,573	330,573	330,573	330,573	330,573	330,573	330,573	331,813	331,813	331,813	278,936
Total Assets	**7,703,618**	**9,757,054**	**11,437,515**	**13,287,237**	**11,821,034**	**12,749,841**	**16,800,729**	**13,343,515**	**12,164,209**	**11,657,470**	**12,103,000**	**11,679,088**
Accounts Payable	2,771,856	2,766,245	2,684,570	2,839,259	3,221,182	3,432,401	3,659,191	4,041,848	4,101,367	5,627,586	6,356,564	7,227,382
Credit Card Liabilities	967,850	1,007,839	1,208,775	1,256,269	1,178,251	1,239,960	1,241,192	1,170,090	1,114,341	1,147,972	1,327,263	1,185,379
Accrued Expenses	1,523,722	2,997,979	2,689,033	5,155,734	4,247,487	4,440,256	4,612,170	4,284,408	3,816,360	2,405,090	2,212,270	1,799,286
Deferred Revenue	421,187	746,051	1,371,261	673,979	517,210	487,038	511,583	546,859	520,745	714,515	1,058,150	811,638
Short-term Debt	2,028,452	2,619,314	2,716,475	2,713,956	2,836,381	4,143,918	8,264,875	8,778,952	8,308,582	7,874,069	7,377,047	6,828,545
Total Current Liabilities	7,713,069	10,137,427	10,670,114	12,639,197	12,000,512	13,743,573	18,289,012	18,822,157	17,861,395	17,769,231	18,331,294	17,852,230
Long-term Debt	2,387,566	2,322,482	3,706,443	3,618,054	3,529,791	3,441,401	3,233,138	335,989	339,773	343,682	347,465	372,983
Total Long-term Liabilities	2,387,566	2,322,482	3,706,443	3,618,054	3,529,791	3,441,401	3,233,138	335,989	339,773	343,682	347,465	372,983
Total Liabilities	**10,100,635**	**12,459,908**	**14,376,557**	**16,257,251**	**15,530,303**	**17,184,975**	**21,522,150**	**19,158,146**	**18,201,168**	**18,112,913**	**18,678,759**	**18,225,212**
Common Stock	1,822,402	1,837,456	1,852,318	1,866,872	1,881,519	1,896,065	1,911,218	1,926,604	1,941,874	1,957,467	1,972,859	1,988,313
SAFE Notes	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751
Retained Earnings	(5,725,170)	(6,046,061)	(6,297,110)	(6,342,636)	(7,096,539)	(7,836,949)	(8,138,389)	(9,246,986)	(9,484,583)	(9,918,662)	(10,054,369)	(10,040,188)
Total Equity	(2,397,017)	(2,702,855)	(2,939,041)	(2,970,013)	(3,709,269)	(4,435,133)	(4,721,420)	(5,814,631)	(6,036,959)	(6,455,444)	(6,575,760)	(6,546,125)
Total Liabilities + Equity	**7,703,618**	**9,757,054**	**11,437,515**	**13,287,237**	**11,821,034**	**12,749,841**	**16,800,729**	**13,343,515**	**12,164,209**	**11,657,470**	**12,103,000**	**11,679,088**

Revival Rugs Inc
Cash Flow Statement
January – December 2024

	Jan-24	Feb-24	Mar-24	Apr-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24
Cash flows from operating activities												
Net Income	331,426	(320,891)	(251,049)	(45,526)	(753,903)	(740,410)	(301,440)	(1,108,597)	(237,597)	(434,079)	(135,708)	14,181
Adjustments to reconcile net loss to net cash used in operating activities:												
Depreciation & Amortization	15,878	16,708	17,372	18,385	19,391	19,422	20,439	20,931	22,397	23,417	24,408	24,254
Stock-based Compensation	13,713	15,053	14,862	14,555	14,647	14,546	15,153	15,386	15,270	15,594	15,392	15,454
Changes in operating assets and liabilities:												
Accounts receivable												
Inventory	(66,240)	(2,403,545)	(710,287)	(1,839,083)	428,644	(898,862)	(220,261)	799,519	663,330	113,978	742,714	(945,760)
Prepaids and other current assets	(344,842)	173,657	(95,675)	(311,111)	175,011	2,754	7,878	(36,001)	(109,940)	178,549	158,326	(238,714)
Other assets	-	-	-	-	-	-	-	-	(1,240)	-	-	52,877
Accounts payable	(289,883)	(5,612)	(81,675)	154,689	381,923	211,219	226,790	382,656	59,519	1,526,218	728,978	870,818
Credit cards payable	(352,823)	39,989	200,936	47,494	(78,018)	61,709	1,232	(71,102)	(55,749)	33,631	179,291	(141,884)
Accrued liabilities and other	270,782	1,474,256	(308,946)	2,466,701	(908,246)	192,768	171,914	(327,762)	(468,048)	(1,411,270)	(192,819)	(412,984)
Deferred revenue	(971,320)	324,863	625,211	(697,282)	(156,769)	(30,172)	24,545	35,276	(26,114)	193,770	343,635	(246,512)
Net cash from operating activities	(1,393,309)	(685,521)	(589,251)	(191,179)	(877,320)	(1,167,026)	(53,750)	(289,695)	(138,172)	239,809	1,864,216	(1,008,271)
Cash flows from investing activities												
Capital expenditures	(25,445)	(30,638)	(48,772)	(36,467)	(36,641)	(31,230)	(38,786)	(30,063)	(52,778)	(37,903)	(36,830)	(39,386)
Net cash from investing activities	(25,445)	(30,638)	(48,772)	(36,467)	(36,641)	(31,230)	(38,786)	(30,063)	(52,778)	(37,903)	(36,830)	(39,386)
Cash flows from financing activities												
Capital Investment												
Change in debt financing	(273,749)	525,777	1,481,123	(90,908)	34,162	1,219,147	3,912,694	(2,383,072)	(466,586)	(430,604)	(493,239)	(522,984)
Net cash from financing activities	(273,749)	525,777	1,481,123	(90,908)	34,162	1,219,147	3,912,694	(2,383,072)	(466,586)	(430,604)	(493,239)	(522,984)
Net change in cash and cash equivalents	(1,692,503)	(190,383)	843,100	(318,555)	(879,799)	20,891	3,820,158	(2,702,830)	(657,536)	(228,697)	1,334,148	(1,570,642)
Cash and cash equivalents												
Beginning of period	3,544,997	1,852,494	1,662,112	2,505,212	2,186,657	1,306,858	1,327,749	5,147,907	2,445,078	1,787,542	1,558,844	2,892,992
End of period	1,852,494	1,662,112	2,505,212	2,186,657	1,306,858	1,327,749	5,147,907	2,445,078	1,787,542	1,558,844	2,892,992	1,322,350